

12061026

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 29 2012
WASH., D.C.
SECTION

SEC FILE NUMBER
8 - 42152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 52nd floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka (212) 509-5852
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Daniel Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title


SVETLANA PERSHINOVA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PE6210954
Qualified in Richmond County
Commission Expires Sept. 8, 2013

Svetlana Pershinova 2/21/2012
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Lek Securities Corporation and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary (the "Company") as of December 31, 2011. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underling accounting and other records used to prepare the consolidated statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated statement of financial condition.



Roseland, New Jersey
February 28, 2012

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash and cash equivalents	$ 7,444,366
Cash segregated under federal and other regulations	85,510,287
Receivables from clearing organizations and other broker dealers	5,953,814
Commissions receivable, net of reserve for doubtful accounts of $791,459	1,742,190
Due from customers	7,858,977
Due from non-customers	8,790,928
Deposits with clearing organizations	13,852,361
Securities borrowed	35,702,303
Securities owned:	
Marketable, at fair value	538,438
Not readily marketable, at estimated fair value	53,927
Property and equipment, net	2,085,106
Prepaid expenses and other assets	245,395
Total assets	$ 169,778,092
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities loaned	$ 14,470,646
Payable to clearing organizations and other broker dealers	2,305,074
Due to customers	99,777,077
Due to non-customers	10,193,425
Securities sold, not yet purchased, at fair value	2,008,519
Bank loan	20,000,000
Accounts payable and accrued expenses	6,255,243
Total liabilities	155,009,984
Subordinated borrowings	2,282,714
Stockholder's equity	
Common stock, $1.00 par value, authorized, 10,000 shares, 1,244.667 shares issued and 721.667 shares outstanding	1,245
Additional paid-in capital	1,875,541
Retained earnings	11,178,651
	13,055,437
Less: Treasury stock; 523 shares at cost	(570,043)
Total stockholder's equity	12,485,394
Total liabilities and stockholder's equity	$ 169,778,092

See accompanying notes to consolidated financial statement.

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005 under the laws of the state of Illinois. Rox Systems, Inc. is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corporation.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

In accordance with generally accepted accounting principles ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox. Rox is dependant on the Company for most of its income consisting of licensing fees, for the use of their trademarks, copyrights and software.

The consolidated financial statements include the accounts of Lek Securities Corporation, and its variable interest entity, Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

These consolidated financial statements were approved by management and available for issuance on February 28, 2012.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

2. Summary of significant accounting policies (continued)

Commissions Receivable and Allowance for Doubtful Accounts

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts. The Company can adjust the allowance based on multiple factors which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2011, the Company has advanced cash under securities borrowed agreements of $35,702,303. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2011, the Company has received collateral under securities loaned agreements of $14,470,646.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	4 years
Furniture and fixtures	5 years

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2011.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company is currently undergoing a New York State sales tax audit. Although there can be no assurances, the Company's management does not expect that the results will have a material effect on the consolidated financial statements of the Company.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest-rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

3. Cash segregated under federal and other regulations

Cash of $85,510,287 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2011, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker-dealers

Amounts receivable from and payable to clearing organizations and other broker-dealers at December 31, 2011, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,820,802	$ 1,556,043
Receivable from/payable to clearing organizations	3,133,012	749,031
	$ 5,953,814	$ 2,305,074

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets				
Deposits with clearing organizations	$ -	$ -	$ 33,499	$ 33,499
Securities Owned:				
Marketable, at fair value:				
Corporate stocks and options	538,438			538,438
Not readily marketable, at estimated fair value			53,927	53,927
	$ 538,438	$ -	$ 87,426	$ 625,864
Liabilities				
Securities sold, not yet purchased, at fair value: Corporate stocks	$ 2,008,519	$ -	$ -	$ 2,008,519

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $87,426. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. There was a $7,114 change in the Level 3 assets, measured at fair value for the year ended December 31, 2011.

6. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Leasehold improvements	$ 2,015,383
Computer hardware	2,675,460
Furniture and fixtures	705,670
	5,396,513
Less accumulated depreciation and amortization	(3,311,407)
Net book value	$ 2,085,106

Depreciation and amortization expense was $557,156 for the year ended.

7. Due to and from customers and non-customers

Due to and from customer and non-customer balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the consolidated financial statements.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. In these types of transactions the Company will introduce the two parties and earn a spread.

9. Bank loan

The Company has available lines of credit agreements with financial institutions to borrow up to $66,000,000, as shown in the table below. The credit line facilities are due on various dates as seen below, and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2011, the Company has borrowed $20,000,000 under two of the credit facilities of which a portion is secured by customer pledged securities.

Security	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit	On Demand	$ 60,000,000	$ 17,000,000
Line of credit	31-May-12	6,000,000	3,000,000
		$ 66,000,000	$ 20,000,000

10. Treasury stock

Treasury stock is shown at cost and represents a total of 523 shares of common stock repurchased from current and former stockholders of the Company for $570,043.

11. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2011, the cumulative options activity is as follows: 93 options had been granted, 78 had been exercised, and 14 had been cancelled. During 2011, the Company did not grant or exercise any stock options.

On September 1, 2009, all holders in the plan relinquished their rights under the plan in exchange for options of Holdings under a stock options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Company's plan are substantially the same in the Holdings Plan.

The Company accounts for stock-based compensation in accordance with GAAP which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the status of the options as of December 31, 2011, and changes during the year then ended, is presented below:

	Number of options	Weighted-Average Exercise Price
Outstanding at January 1, 2011	1	$ 16,580
Exercised	-	-
Outstanding at December 31, 2011	1	$ 16,580

At December 31, 2011 the following are options outstanding:

Options Outstanding	Exercise Price	Remaining Contractual Life
1	$ 16,580	7 years

12. Subordinated borrowings

At December 31, 2011, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 17) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $201,571, $46,000, and $50,000 loan agreements to a shareholder of Holdings which mature on December 31, 2012, December 31, 2012 and January 14, 2015, respectively, and bear interest at 10% per annum.
>
> $40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder of Holdings which mature on April 4, 2012, December 31, 2012, December 31, 2014, and January 14, 2015, respectively, and bear interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2011, total interest paid on these loans was $228,271.

13. Contingencies

The Company is subject to inquiries from various regulatory agencies and has been named as a defendant. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material effect on the financial condition, results of operations or cash flows of the Company. Currently the Company is in the final stages of an examination with one regulatory agency which has identified potential inadequacies in certain of the Company's supervisory procedures which the Company has since corrected. No disciplinary action has been authorized against the Company.

14. Related party transactions

The Company has a receivable with Lek Securities UK in the amount of $1,072,365 which is included in receivables from clearing organizations and other broker dealers on the consolidated statement of financial condition at December 31, 2011. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Services Authority.

15. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2011, the Company made plan contributions of $339,690.

16. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expires on December 31, 2014, and the New York lease expires on February 28, 2021.

In October 2009, the Company entered into a lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit. (see Note 9)

In accordance with the terms of the October lease agreement, the Company received an eight month lease abatement of $436,082. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $396,436, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2011.

In accordance with the terms of the October lease agreement, the Company was awarded a work allowance from the landlord in the amount of $634,441, of which $584,441 was received as of December 31, 2011. The effect of the work allowance is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $478,179, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2011.

The following are the approximate minimum annual lease payments for the periods ending December 31:

Year ending December 31,		
2012	$	691,000
2013		692,000
2014		693,000
2015		694,000
2016		727,000
Thereafter		3,026,000
	$	6,523,000

Rent expense under these agreements for the year ended December 31, 2011 was $668,691.

17. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2011, the Company had net capital of $7,704,928 which was $6,204,928 in excess of its required net capital of $1,500,000 under Rule 15c3-1 and under Regulation 1.17.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2012, to comply with its December 31, 2011 requirements, cash in the amount of $82,133,365 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $4,206,925. As of December 31, 2011, the Company made a contribution of $2,000,000 on January 4, 2012 to comply with the December 31, 2011 requirement.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2011, the Company had $4,003,536 segregated in a special reserve account for the exclusive benefit of customers which exceeded the requirement by $1,817,768 in accordance with its PAIB calculation.

As a clearing broker, the Company is subject to minimum financial requirements pursuant to CFTC Regulation 1.17. At December 31, 2011, the Company had cash of $1,373,386 and net equity with a futures commodities merchant of $2,384,775 as segregated funds under segregation requirements for customers trading on U.S. commodity exchanges pursuant to section 4(d)2 and under the Commodity Exchange Act.

18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

19. Financial instruments with off-balance sheet risk (continued)

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

20. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base and limited exposure to subprime debt and other toxic assets. Management believes that in the unlikely event that these banks were to fail the US government would protect these deposits.

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2011

Stockholder's equity		$ 12,452,099
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,282,714
		14,734,813
Less: nonallowable assets		
Furniture, equipment, leasehold improvements, net		(2,085,106)
Prepaid expenses		(137,892)
Dividend accrual		(29,295)
Other appreciable assets		(35,628)
Aged accounts receivable		(1,529,642)
Balance at foreign depositories		(1,245,595)
Security deposits		(42,580)
Non-allowable customer debits		(1,021,034)
Securities owned, non-marketable		(53,927)
Other deductions or charges:		
Stocks borrowed/stocks loaned		(128,774)
Aged fail to deliver		(181,744)
		(6,491,217)
Net capital before haircuts		8,243,596
Haircuts		538,668
Net capital		$ 7,704,928
Aggregate debit items		$ 29,290,054
Computed minimum net capital required (2% of aggregate debit items per 15c3-3)		$ 585,801
Minimum net capital required (under SEC Rule 15c3-1)		$ 1,500,000
Excess net capital ($7,704,928 - $1,500,000)		$ 6,204,928
Percentage of net capital to aggregated debit items	$ 7,704,928 / $ 29,290,054	26.31%
Percentage of debt to debt-equity ratio	$ 2,282,714 / $ 14,734,813	15.49%

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4(d)2 AND UNDER THE COMMODITY EXCHANGE ACT

December 31, 2011

Segregation Requirements		
Net ledger balances in accounts of customers	$	3,175,524
Location of Segregated Funds		
Deposited in segregated bank accounts	$	1,373,386
Net equities with futures brokers		2,384,775
Total amount segregated	$	3,758,161
Excess funds in segregation	$	582,637

The above computations of segregation requirements pursuant to Section 4(d)2 of the CEAct do not differ materially from the unaudited computation as of December 31, 2011 filed by the Company on Form X17A-5 Part II.

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPERATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2011

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.

See accompanying notes to consolidated financial statements.